RECEIVED

2009 FEB -9 A 2:29

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 19 January 2009

09045278

SUPPL

Dear Sir

J Sainsbury Announces: Director Declaration.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 16th January 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
FEB 10 2009
THOMSON REUTERS

16 January 2009

Sir Philip Hampton, Chairman of J Sainsbury plc, will be appointed as Deputy Chairman and Chairman Designate of The Royal Bank of Scotland Group plc with effect from 19 January 2009.

Sir Philip Hampton will also resign with immediate effect as Chairman of UK Financial Investments Limited, the company set up to manage the Government's investments in financial institutions.

This announcement is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:

Elliot Jordan, Investor Relations +44 (0) 20 7695 4931

16 January 2009

Sir Philip Hampton, Chairman of J Sainsbury plc, will be appointed as Deputy Chairman and Chairman Designate of The Royal Bank of Scotland Group plc with effect from 19 January 2009.

Sir Philip Hampton will also resign with immediate effect as Chairman of UK Financial Investments Limited, the company set up to manage the Government's investments in financial institutions.

This announcement is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:

Elliot Jordan, Investor Relations +44 (0) 20 7695 4931

END